Filed Pursuant to Rule 433
Registration Statement No. 333-229396
Pricing Term Sheet

BERKSHIRE HATHAWAY INC.

Pricing Term Sheet

€1,000,000,000 0.000% Senior Notes due 2025

Issuer:	Berkshire Hathaway Inc.
Offering Format:	SEC Registered
Trade Date:	March 4, 2020
Settlement Date:	March 12, 2020 (T+6)
Expected Ratings*:	Aa2/AA

0.000% Senior Notes due 2025 Principal Amount:	€1,000,000,000
Maturity Date:	March 12, 2025
Issue Price (Price to Public):	99.795% of face amount
Gross Spread:	22.5 bps
Proceeds to Issuer:	€995,700,000
Interest Rate:	0.000% per annum
Yield to Maturity:	0.041%
Spread to Mid Swap:	+47 bps
Mid Swap Yield:	-0.429%
Benchmark Security:	DBR 0.500% due February 15, 2025
Benchmark Security Price:	106.770%
Benchmark Security Yield:	-0.835%
Spread to Benchmark Security:	+87.6 bps
Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Interest Payment Dates:	Annually on March 12, commencing March 12, 2021
Optional Redemption:	At any time prior to February 12, 2025: Make-whole redemption at comparable government bond rate plus +15 bps On or after February 12, 2025: Redemption at par

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof
CUSIP:	084670 CH9
Common Code:	213305611
ISIN:	XS2133056114
Paying Agent:	The Bank of New York Mellon, London Branch

Listing:	The Issuer intends to apply to list the 0.000% Senior Notes due 2025 on the New York Stock Exchange

Other Information

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities plc Merrill Lynch International Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

MiFID II professionals/ECPs-only/No PRIIPs KID: Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Securities are not available to retail investors in the EEA or in the United Kingdom.

Settlement Period: The closing will occur on March 12, 2020, which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities plc collect at +44-207-134-2468, Merrill Lynch International toll-free at (800) 294-1322 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.